Filed by VaxGen, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Creating the Next Major Therapeutic
Antibody Company

VaxGen/Raven Merger

Forward-Looking Statement

This presentation contains "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated.
These risks include, without limitation, the risk that each company’s will not meet the conditions necessary to close this transaction, the failure of VaxGen’s shareholders to approve the merger, the inability of VaxGen to list its stock on a national exchange, the  inability to complete the transaction in a timely fashion, the risk that VaxGen’s and Raven’s business operations will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for products and technologies; the new company’s inability to meet milestones as planned; and the risk that the combined company’s financial resources will prove inadequate to fund planned operations. Additional information concerning these and other risk factors is contained in VaxGen’s  Form 10-K for the year ended
December 31, 2006 and its most recently filed Form10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen and Raven undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

Additional Information and Where to Find It

In connection with the transaction described herein, VaxGen will file a registration statement on
Form S-4 and a related proxy statement and prospectus with the SEC.  Investors and security holders of VaxGen and Raven are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the Transaction when it becomes available because it will contain important information about VaxGen, Raven and the
Transaction. VaxGen’s stockholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about VaxGen and Raven, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to
VaxGen, Inc., 349 Oyster Point Boulevard, South San Francisco, CA 94080, Attention: Investor
Relations, Telephone: (650) 624-1000 or by contacting VaxGen Investor Relations at the email address: IR@vaxgen.com

VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 9, 2007 and its Annual Report on Form 10-K for the year ended
December 31, 2006, which was filed with the SEC on September 30, 2007.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at
VaxGen as described above

VaxGen-Raven Merger: Creating Value

Proprietary pipeline of assets aimed at rapidly growing
therapeutic sector: anti-cancer monoclonal antibodies (MAbs)

Cancer stem cell platform basis for rapid development of
antibody drugs against new oncology targets

Combined expertise from discovery though manufacturing
and development

Cash resources to attain significant milestones

Experienced Management and Board

Merger creates an “IND engine” in a major therapeutic sector of unmet medical need

VaxGen Strategic Transaction Effort

VaxGen and its advisors, Lazard, initiated the process in
January 2007

The process was rigorous, analytical and very broad with
respect to both the type of transaction, and the type of
company considered

140 companies considered; discussions conducted with:

12 of the world’s largest pharmaceutical companies

40 public, and 50 private biopharmaceutical companies

Included contract manufacturers, small molecule companies and financial institutions

Confidential information exchanged and some degree of
diligence performed on over 30 companies

Raven emerged as a clear stand-out based on the strength of
its discovery platform and product pipeline

Proposed Transaction

VaxGen to issue shares and acquire Raven

VaxGen stockholders to control >50% of NewCo

Raven shareholders to loan $3.8m; VaxGen to loan
up to $6m to advance pipeline prior to close

VaxGen to assume $1.8m of Raven debt

Transaction to qualify as a tax-free reorganization

Expect to file S4 in Q4 ’07; Stockholder vote and
(subject to approval) close H1’08

Proposed Senior Management and Board

CEO & Director: George Schreiner, M.D., Ph.D.

Raven, Johnson & Johnson, Scios, CV Therapeutics

President, COO & Director: James Panek

VaxGen, Genentech, Lilly

CFO: Matthew Pfeffer

VaxGen, Cell Genesys

CSO: Jennie Mather, Ph.D.

Raven, Genentech, Rockefeller University

Independent Directors:

Randall Caudill (Dunsford Hill Capital Partners; Prudential Securities)

Franklin Berger (JP Morgan)

Myron Levine, M.D. (University of Maryland Medical School)

Michael Kranda (Immunex, Oxford Glycosciences)

Bill Young (Monogram, Genentech)

The Antibody Market

“MAb sector growth will  continue to
far outstrip that of small molecules.”

Source: Datamonitor, Oct 12, 2007

Respiratory
1.8%
Cardiovascular
3.5%
CNS
0.1%
Infectious disease
9.9%
Oncology
49.4%
AIID
35.3%
Ophthalmology
2.0%
CNS
1.4%
Respiratory
2.6%
Cardiov ascular
2.9%
Infectious disease
6.2%
Oncology
44.7%
AIID
40.1%

Raven® biotechnologies, inc.
VaxGen

NewCo Will Take Its Place In The Most Dynamic
Sector In Drug Development

Source: Datamonitor, 2005

Antibody market growing 30% annually

Currently 21 approved MAbs

Oncology dominates

Total Sales, 2004: $10B

Total Sales, 2010: $30B

Raven: From Start-up to Pipeline

Antibody-based discovery/ therapeutic
platform company founded in 1999 with
technology licensed from Genentech

A leader in the establishment and
characterization of human cancer stem
cells

Robust pipeline:

RAV12, therapeutic MAb, entering Phase 2

Preclinical pipeline of cancer-specific
antigens

Cancer stem cell platform

Conditioned cell immunization

$115M invested to date to develop the
platform and pipeline

Current and Future Assets Derived from
Raven’s Platform Technologies

Stem Cell Lines & Discovery Platform

Organ

Stem

Cells

Cancer

Stem

Cells

Conditioned

Cell Immunization

RAV12, Preclinical Candidates, & Early-Stage Assets

Raven Pipeline

Drug               Cancer                                                   Discovery                     Preclinical                              Clinical
                                Indication                                                                           Development                 Development
                                                                                                                                                                                    Ph 1   Ph 2   Ph 3

RAV12         Adenocarcinoma

                                (GI and Other)

TES7 (RAV17) Prostate, panc.

KID24 (RAV18) Lung, colon

LUCA38 (RAV14) Lung, ovarian

LUCA31(RAV19) Hematological

RAVX  Optioned by Wyeth

Conditioned Cell Immunizations

(CCI)

Cancer Stem Cell (CSC)

Stem Cells As Foundation Technology

Emerging consensus that cancer stem cells represent a promising new source of oncology drug targets

Their relentless multiplication is the main driver of tumor growth

They initiate the process of metastasis

They are resistant to chemotherapy and radiation therapy

Raven has developed a unique, proprietary methodology for
deriving pure populations of cancer stem cells from human cancer samples

Monoclonal antibodies are rapidly generated by immunizing with
intact cancer stem cells   (Raven patent)

Raven antibodies recognize new targets on both cancer stem cells and mature cancer cells

Discovery Platform Assets

Novel
immunogens…

generating an
extensive library of
antibodies…

including antibodies
to novel classes of
target…

producing a pre-
clinical pipeline.

Multiple cell
lines, including
cancer stem
cell lines
representing 12
solid tumor
types …

targeting novel
and established
oncology
antigens.

Cancer stem cells

Conditioned cell
immunization

4 with in vitro and in
vivo proof of concept

- 2 directed
against cancer
stem cells

Broad intellectual property: 140 filings, 23 patents issued or allowed

CCI:  Advancing a New Class of Antigens

Membrane changes in cancer cells are induced by
chemotherapy or radiation therapy

These changes can enable cancer cells to resist therapy

Cancer cell immunization yields new MAbs with the
potential to synergize with chemotherapy or radiation
therapy by attacking such adapting or resisting proteins

Establishes a mechanistic link between therapeutic
antibodies and traditional cancer therapy as part of the
antibody discovery process

Proof of concept presented first in 2007 at AACR

Lead Clinical Program
RAV12: Progressing Through Phase 2

RAV12 – a novel MAb targeting cancer of the colon,
stomach, and pancreas

Dose ranging monotherapy studies in 42 cancer
patients, completed Q1’08 ( Phase 1/2a)

Positive radiographic/biochemical evidence for disease stabilization or regression

Revised dosing regimen appears well tolerated

Phase 2b program (chemo combination) to begin 2008

Strong xenograft model evidence of synergy with chemotherapy

Refractory metastatic pancreatic cancer in combination with
gemcitabine

Metastatic colon cancer: irinotecan and cetuximab vs. irinotecan plus
RAV12

110
100
90
80
70
60
50
40
30
20
10
0
Percent survival
0
10
20
30
40
50
Days Elapsed
PBS
RAV12
Gem-10
RAV+Gem

Raven® biotechnologies, inc.
VaxGen

Low Dose RAV12 Synergizes with Gemcitabine in
Pancreatic Tumor Xenograft Model

Stop treatment

Start treatment

-10

P<0.003

Treat 2x/wk for
3 weeks

Near Term IND’s: Next Pipeline Assets

Two monoclonal antibodies are entering process
development in preparation for IND filing

Anti-ADAM9 ( RAV 18)

Target expressed on lung, breast, and colon cancers

Expressed on all solid tissue cancer stem cells tested to date

Raven patent application

Implicated in cancer progression and metastasis

Anti-B7H3 (RAV 17)

Target expressed on prostate,gastric,and pancreatic cancer

Expressed on all solid tissue cancer stem cells tested to date

Raven patent application

Recently confirmed as an important pros tate cancer protein
implicated in progression and metastasis (Mayo Clinic)

Tumor size: mm3
400
350
300
250
200
150
100
50
0
10.0 12.5 15.0 17.5 20.0 22.5 25.0 27.5 30.0
Days of treatment
PBS
TES7
p<0.0001

Raven® biotechnologies, inc.
VaxGen

TES7 (RAV17): Initial Evaluation

Prostate Ca

Prostate Ca

Colon

Prostate

Liver

Lung

Pancreas

Kidney

Skin

Normal
Tissues

Tumors

ID:  B7H3 epitope

Expressed  broadly on
cancers of prostate and
pancreas

Not expressed on normal
tissue

Active against stem cells from
multiple cancers

In vivo activity: active

Key Objectives and Business Strategy

Rapidly advance RAV 12 into Phase 2 studies

Move lead MAbs targeting cancer stem cells into clinic

File IND for first tumor stem cell (TSC) MAb in 2009

Introduce second drug candidate for testing as soon as possible thereafter

Advance discovery platforms in cancer stem cell biology

Improve ability to pursue collaborations with
pharmaceutical companies and other strategic alliances

Development partnerships around MAb candidates

Strategic R&D alliances around technology platforms

Novel CSC and CCI antibody targets

VaxGen manufacturing asset and capabilities as enabling driver or catalyst of potential partnerships

NewCo Profile

Competitive advantage in the high growth
oncology antibody space

Sufficient runway for at least two years

NASDAQ listing

60 employees providing integrated capabilities
from discovery to advanced development

Near Term Milestones

2009

1H 08

2010

RAV12 Ph 2
Pancreatic

RAV12 Ph 2
Colorectal

1st CSC MAb
IND filed

2nd IND filed

Launch 1st
 R&D
Collaboration

RAV12
partnered

1st Partnership
of late-stage
MAB drug
candidate

Ph2 RAV12
trial complete

2H 08

Summary

An opportunity to create a powerful monoclonal antibody company with a focus on oncology: one of the fastest growing sectors in biotech industry

Combination creates a management team and board with
complementary skills and experience

Resources to successfully build an IND engine: a pipeline of patented, anti-cancer antibodies in the clinical, pre-IND, and discovery stages

Sufficient runway to enable leading edge technology addressing the next generation of oncology targets

attractive to partners and investors